FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, October 19, 2017

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (TSX:FFH and FFH.U) will hold a conference call at 8:30 a.m. Eastern Time on Friday, November 3, 2017 to discuss its 2017 third quarter results which will be announced after the close of markets on Thursday, November 2 and will be available at that time on its website www.fairfax.ca.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada and U.S.) or 1 (517) 308-9408 (International) with the passcode "Fairfax".

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, November 17, 2017.  The replay may be accessed at (866) 443-6901 (Canada and U.S.) or 1 (203) 369-1120 (International).

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    John Varnell, Vice President, Corporate Development, at (416) 367-4941